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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Apogee Technology, Inc.
Full Name of Registrant

Former Name if Applicable

129 Morgan Drive
Address of Principal Executive Office (Street and Number)

Norwood, MA 02062
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 As previously reported, the Registrant encountered unanticipated delays in completing the audit process for its financial statements for the fiscal year ended December 31, 2004. As disclosed in the Registrant’s Current Report on Form 8-K filed on April 19, 2005, the Registrant was notified by its former independent registered public accountants, Anchin, Block & Anchin LLP (“Anchin”), that Anchin would not be able to complete its audit of the Registrant’s financial statements for the fiscal year ended December 31, 2004, and was resigning from the audit engagement.  On May 3, 2005, as reported in the Registrant’s Current Report on Form 8-K filed on May 4, 2005, the Audit Committee of the Board of Directors of the Registrant approved the engagement of Miller Wachman LLP (“Miller”) as the Registrant’s new independent auditors. Miller has begun the process of auditing the Registrant’s financial statements for the fiscal year ended December 31, 2004 and of re-auditing the Registrant’s financial statements for the fiscal year ended December 31, 2003, but that process is not yet complete.  Accordingly, the Registrant is currently unable to complete its financial statements for the quarter ended March 31, 2005, many portions of which would take as their basis information contained in the financial statements for the fiscal year ended December 31, 2004.

                The Registrant believes that it is taking all necessary steps to address the issues raised by the termination of Anchin’s audit engagement and that it is facilitating Miller’s audit processes for the fiscal years ended December 31, 2003 and 2004. On May 16, 2005, the Registrant announced that Paul Murphy has been hired as the Registrant’s new Chief Financial Officer and Vice President of Finance.  Mr. Murphy will work closely with Miller in order to complete the process of auditing the financial statements for the fiscal years ended December 31, 2003 and 2004. Until this process has been fully completed, the Registrant currently does not believe that it will able to timely file any periodic or current reports, required by the Securities Exchange Act of 1934, which require the inclusion of financial information.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Herbert M. Stein	(781)	551-9450
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is currently unable to make a reasonable estimate of any anticipated significant changes in results of operations from the corresponding period for the last fiscal year, because the audit process for the fiscal years ended December 31, 2003 and 2004 have not yet been completed. Please see above for additional detail regarding the Registrant’s current reporting status.

Apogee Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2005	By	/s/ Herbert M. Stein
Herbert M. Stein
President, Chief Executive Officer and
Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).